Filed Pursuant to Rule 424(b)(3)

Registration No. 333-156633

KBS STRATEGIC OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 3 DATED MAY 10, 2011

TO THE PROSPECTUS DATED APRIL 27, 2011

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT, Inc. dated April 27, 2011, as supplemented by supplement no. 1 dated April 27, 2011 and supplement no. 2 dated April 27, 2011. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	extension of the primary offering;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our quarterly report on Form 10-Q for the period ended March 31, 2011; and

•	our unaudited financial statements and the notes thereto as of and for the three months ended March 31, 2011.

Status of the Offering

We commenced this offering of 140,000,000 shares of common stock on November 20, 2009. As of May 3, 2011, we had accepted aggregate gross offering proceeds of $79.4 million related to the sale of 8,035,894 shares of common stock, all of which were sold in the primary offering. As of May 3, 2011, there are 131,964,106 shares of common stock available for sale in this offering, including 40,000,000 shares under the dividend reinvestment plan.

Extension of the Offering

Our board of directors has approved an extension of our primary offering of 100,000,000 shares until the earlier of the sale of all 100,000,000 shares or September 30, 2012. If we have not sold all of the primary offering shares by September 30, 2012, we may continue this offering until November 20, 2012. Under rules promulgated by the SEC, in some circumstances, we could continue our primary offering until as late as May 19, 2013. If we extend our offering beyond September 30, 2012, we will provide that information in a prospectus supplement.

We plan to continue to offer shares under our dividend reinvestment plan beyond these dates until we have sold 40,000,000 shares through the reinvestment of distributions. In many states, we will need to renew the registration statement or file a new registration statement to continue the offering for these periods. We may terminate this offering at any time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the accompanying consolidated balance sheets as of March 31, 2011 and December 31, 2010, the related consolidated statements of stockholders’ equity for the year ended December 31, 2010 and the three months ended March 31, 2011 and the related consolidated statements of operations and cash flows for the three months ended March 31, 2011 and 2010, all included in this supplement, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated balance sheets as of December 31, 2010 and 2009, the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2010 and 2009 and the accompanying financial statement schedules, all included in our Annual Report on Form 10-K and incorporated by reference into the prospectus.

This discussion contains forward-looking statements that can be identified with the use of forward-looking terminology such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated, see “Risk Factors” in the prospectus.

Overview

We were formed on October 8, 2008 as a Maryland corporation that elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2010. On January 8, 2009, we filed a registration statement on Form S-11 with the SEC to offer a minimum of 250,000 shares and a maximum of 140,000,000 shares of common stock for sale to the public, of which 100,000,000 shares were registered in our primary offering and 40,000,000 shares were registered under our dividend reinvestment plan. The SEC declared our registration statement effective on November 20, 2009 and we retained KBS Capital Markets Group LLC, an affiliate of our advisor, to serve as the dealer manager of the offering pursuant to a dealer manager agreement. The dealer manager is responsible for marketing our shares in this offering.

We intend to use substantially all of the net proceeds from this offering to invest in and manage a diverse portfolio of real estate-related loans, real estate-related debt securities and other real estate-related investments. Such investments will include the origination and acquisition of mortgage, mezzanine, bridge and other real estate-related loans, investments in real estate-related debt securities such as residential and commercial mortgage-backed securities and collateralized debt obligations and investments in opportunistic real estate. We may also invest in entities that make similar investments. As of March 31, 2011, we owned four non-performing first mortgage loans and three office properties.

On April 19, 2010, we broke escrow in this offering and through March 31, 2011, we had sold 6,896,381 shares of common stock for gross offering proceeds of $68.1 million, all of which were sold in our primary offering.

KBS Capital Advisors LLC is our advisor. As our advisor, KBS Capital Advisors manages our day-to-day operations and our portfolio of investments. KBS Capital Advisors also has the authority to make all of the decisions regarding our investments, subject to the limitations in our charter and the direction and oversight of our board of directors. KBS Capital Advisors will also provide asset-management, marketing, investor-relations and other administrative services on our behalf.

We elected to be taxed as a REIT under the Internal Revenue Code, beginning with the taxable year ending December 31, 2010. If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and cash available for distribution. However, we believe that we are organized and operate in a manner that enables us to qualify for treatment as a REIT for federal income tax purposes beginning with our taxable year ended December 31, 2010, and we intend to continue to operate so as to remain qualified as a REIT for federal income tax purposes thereafter.

Market Outlook – Real Estate and Real Estate Finance Markets

During the past three years, significant and widespread concerns about credit risk and access to capital have been present in the U.S. and global financial markets. Economies throughout the world have experienced increased unemployment and sagging consumer confidence due to a downturn in economic activity. Despite improved stock market performance and some positive economic indicators, a lack of job creation, low consumer confidence and a growing federal budget deficit temper the positive indicators. Amid signs of recovery in the economic and financial markets, concerns remain regarding job growth, wage stagnation, credit restrictions and increased taxation.

Bank earnings and liquidity have rebounded, particularly among larger financial institutions. Smaller financial institutions have continued to work with borrowers to amend and extend existing loans; however as these loans reach maturity, there is the potential for future credit losses. The FDIC’s list of troubled financial institutions is still quite large and the threat of more bank closings will weigh heavily on the financial markets.

Over the past several months, the U.S. commercial real estate industry has some improvement in fundamental benchmarks such as occupancy, rental rates and pricing. Continued improvement in these fundamentals remains contingent upon sustainable economic growth. In general, borrower defaults may rise, and occupancy and rental rate stabilization will vary by market and by property type. Looking forward, it is widely assumed that mortgage delinquencies have not yet peaked.

Currently, benchmark interest rates, such as LIBOR, remain near historic lows. This has allowed borrowers with floating rate debt to continue to make debt service payments even as the properties securing these loans experience decreased occupancy and lower rental rates. Low short-term rates have allowed these borrowers to meet their debt obligations; however, they would not meet the current underwriting requirements needed to refinance this debt today. As these loans near maturity, borrowers may have to find new sources of funds in order to recapitalize their properties.

Throughout the financial crisis and economic downturn, commercial real estate transactions experienced a sharp decline in volume. Recent trends indicate a modest rebound in transaction activity. High-quality assets in top-tier markets experienced the largest increase in transaction volume. One of the significant barriers to deal flow is the spread between buyer/seller pricing expectations. It is expected that more commercial properties will come into the market as loans mature, marginally performing properties default, and banks increase their foreclosure activity. From a financing perspective, new lending is expected to remain subdued in the near term. The commercial mortgage-backed securities (“CMBS”) market, formerly a significant source of liquidity and debt capital, was inactive in 2008 and 2009, and left a void in the market for long-term, affordable, fixed rate debt. During that time, the void was partially filled by portfolio lenders such as insurance companies, but at very different terms than were available in the past. These remaining lenders generally increased credit spreads, lowered the amount of available proceeds, required recourse security and credit enhancements, and otherwise tightened underwriting standards, while simultaneously limiting lending to existing relationships with borrowers that invest in high quality assets in top-tier markets. In addition, lenders have limited the amount of financing available to existing relationships in an effort to manage capital allocations and credit risk.

Recently, there have been signs that the credit markets have begun to thaw as the global economy has shown signs of recovery and growth. New CMBS issuances and the increased access to the capital markets for publicly-traded REITs has led many to believe that commercial real estate lending will be revived as the market’s appetite for risk returns. Similarly, many lending institutions have increased their lending on commercial real estate, which, coupled with historically low interest rates and slightly-relaxed underwriting standards, has helped increase commercial real estate transaction volume. It is important to remember that these trends have only recently begun and an improvement in one aspect of the market does not provide an indication of a general market recovery or provide any indication of the duration of the existing downturn, or the speed of any expected recovery.

Despite improved access to capital for some companies, the aforementioned economic conditions have continued to impact the capital markets. Global government interventions in the banking system and the persistence of a highly expansionary monetary policy by the U.S. Treasury have introduced additional complexity and uncertainty to the capital markets. The federal government’s recent introduction of additional regulation to the financial markets, including the banking, insurance and brokerage sectors has resulted in general uncertainty as to the long-term impact on these markets and on the economy as a whole. Adding to this uncertainty are increased disclosure requirements and changes to accounting principles involving the valuation of investments. These conditions are expected to continue, and combined with a challenging macro-economic environment, may interfere with the implementation of our business strategy and/or force us to modify it.

Liquidity and Capital Resources

We are dependent upon the net proceeds from this offering to conduct our proposed operations. We will obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of this offering and any future follow-on offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. To date, we have had two primary sources of capital for meeting our cash requirements:

•	Proceeds from this offering; and

•	Cash flow generated by our real estate and real estate–related investments.

On April 19, 2010, we broke escrow in this offering and through March 31, 2011, we had sold 6,896,381 shares of common stock for gross offering proceeds of $68.1 million, all of which were sold in the primary offering. If we are unable to raise substantial funds in this offering, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the fluctuation in the value of an investment in us will be tied more closely to the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Our investments in real estate generate cash flow in the form of rental revenues and tenant reimbursements, which are reduced by operating expenditures and corporate general and administrative expenses. Cash flow from operations from our real estate investments is primarily dependent upon the occupancy levels of our properties, the net effective rental rates on our leases, the collectibility of rent and operating recoveries from our tenants and how well we manage our expenditures. As of March 31, 2011, our real estate property investments were 36% leased.

Investments in performing real estate-related loans generate cash flow in the form of interest income. Investments in non-performing real estate-related loans may or may not generate cash flow. Cash flow from operations under our real estate-related loans is primarily dependent on the operating performance of the underlying collateral and the borrowers’ ability to make their debt service payments. As of March 31, 2011, all of our real estate-related loans were non-performing. We do not expect non-performing mortgages to perform in accordance with their contractual terms, including the repayment of the principal amount outstanding under the loans, the payment of interest at the stated amount on the face of notes or the repayment of the loans upon their maturity dates. As such, we will explore various strategies including, but not limited to, one or more of the following: (i) negotiating with the borrowers for a reduced payoff, (ii) restructuring the terms of the loans and (iii) enforcing our rights as lenders under these loans and foreclosing on the collateral securing the loans. We believe that one or more of these potential courses of action will at some point result in positive cash flow to us.

For the three months ended March 31, 2011, our cash needs for acquisitions and capital expenditures were met with the proceeds from this offering. Operating cash needs during the same period were met through cash flow generated by our real estate investments and proceeds from this offering.

Cash Flows from Operating Activities

We commenced operations with the acquisition of our first real estate investment on August 2, 2010. As of March 31, 2011, we owned four non-performing first mortgage loans and three real estate properties. During the three months ended March 31, 2011, net cash used in operating activities was $0.6 million. We expect that our cash flows from operating activities will increase in future years as a result of owning the assets acquired during 2010 and 2011 for an entire period and as a result of anticipated future acquisitions of real estate and real estate-related investments, and the related operations of such real estate and the potential cash flow from real estate-related investments.

Cash Flows from Investing Activities

Net cash used in investing activities was $19.9 million for the three months ended March 31, 2011 and primarily consisted of the acquisition of a non-performing first mortgage loan for $20.0 million.

Cash Flows from Financing Activities

During the three months ended March 31, 2011, our cash flows from financing activities were $15.4 million. Our cash flows from financing activities consisted of $17.7 million of cash provided by offering proceeds related to this offering, net of payments of commissions, dealer manager fees and other organization and offering expenses of $2.3 million.

We currently have no outstanding debt. Once we have fully invested the proceeds of this offering, we expect that our debt financing will be 50% or less of the cost of our investments, although it may exceed this level during our offering stage. Our charter does not limit us from incurring debt until our borrowings would exceed 75% of the cost of our tangible assets, though we may exceed this limit under certain circumstances.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our advisor and our dealer manager. During our organization and offering stage, these payments will include payments to our dealer manager for selling commissions and dealer manager fees and payments to our dealer manager and our advisor for reimbursement of certain organization and offering expenses. However, our advisor has agreed to reimburse us to the extent that selling commissions, dealer manager fees and other organization and offering expenses incurred by us exceed 15% of our gross offering proceeds. During our acquisition and development stage, we expect to make payments to our advisor in connection with the selection and origination or purchase of investments, the management of our assets and costs incurred by our advisor in providing services to us as well as for any dispositions of assets (including the discounted payoff of non-performing loans). The advisory agreement has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our advisor and our conflicts committee.

Results of Operations

Our results of operations for the three months ended March 31, 2011 are not indicative of those expected in future periods as we broke escrow in this offering on April 19, 2010 and commenced operations on August 2, 2010 in connection with our first investment. During the three months ended March 31, 2010, we had been formed but had not yet commenced operations. As a result, we had no material results of operations for that period.

As of March 31, 2011, we had acquired one office property and six non-performing first mortgage loans. We foreclosed on two of the non-performing first mortgage loans and received title to the properties securing the loans through March 31, 2011. As such, we owned three office properties and four non-performing first mortgage loans as of March 31, 2011. We funded the acquisitions of these investments with proceeds from this offering. In general, we expect that our income and expenses related to our portfolio will increase in future periods as a result of anticipated future acquisitions of real estate and real estate-related investments. Our income and expenses will also depend on the outcome of our recovery strategies for our non-performing loans.

Interest income from our real estate loans receivable was $0.2 million for the three months ended March 31, 2011. As of March 31, 2011, all of our real estate loans receivable were non-performing loans and interest income related to these loans is recognized on a cash basis. We expect interest income to increase in future periods as a result of owning the assets acquired during 2011 for an entire period and implementing our recovery strategies on non-performing loans including anticipated future acquisitions of real estate-related loans, real estate-related debt securities and other real estate-related investments.

Rental income and tenant reimbursements for the three months ended March 31, 2011 were $0.1 million. We expect rental income and tenant reimbursements to increase in future periods as a result of owning the assets acquired or foreclosed upon in 2011 for an entire period, leasing additional space and anticipated future acquisitions of real estate.

Property operating costs and real estate taxes and insurance for the three months ended March 31, 2011 were $0.2 million. We expect property operating costs and real estate taxes and insurance to increase in future periods as a result of owning the assets acquired or foreclosed upon in 2011 for an entire period and anticipated future acquisitions of real estate.

Asset management fees with respect to our real estate loans receivable and real estate investments for the three months ended March 31, 2011 totaled $41,000. All asset management fees incurred as of March 31, 2011 have been paid. We expect asset management fees to increase in future periods as a result of owning the assets acquired in 2011 for an entire period and anticipated future acquisitions.

Real estate acquisition fees and expenses to affiliates and non-affiliates for the three months ended March 31, 2011 totaled $0.2 million. We expect real estate acquisition fees and expenses to affiliates and non-affiliates to increase in future periods if we make future real estate acquisitions.

General and administrative expenses for the three months ended March 31, 2011 and 2010 were $400,000 and $3,000, respectively. The general and administrative costs for the three months ended March 31, 2011 consisted primarily of insurance premiums, professional fees, dividend processing fees and independent director fees as compared to only bank fees for the three months ended March 31, 2010. We expect general and administrative costs to increase in future periods based on a full year of operations as well as increased activity as we make investments but to decrease as a percentage of total revenue.

Depreciation and amortization for the three months March 31, 2011 was $0.2 million. We expect depreciation and amortization to increase in future periods as a result of owning the assets acquired or foreclosed upon in 2011 for an entire period and anticipated future acquisitions of real estate.

For the three months March 31, 2011, we had a net loss of $0.7 million, due primarily to general and administrative costs, operating expenses, depreciation and amortization expense, real estate acquisition fees to affiliates and non-affiliates, real estate taxes and insurance, and asset management fees to affiliates.

Critical Accounting Policies

Our consolidated interim financial statements have been prepared in accordance with GAAP and in conjunction with the rules and regulations of the SEC. The preparation of our financial statements requires significant management judgments, assumptions and estimates about matters that are inherently uncertain. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. A discussion of the accounting policies that management considers critical in that they involve significant management judgments, assumptions and estimates is included in our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference into the prospectus. There have been no significant changes to our policies during 2011.

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	March 31, 2011	December 31, 2010
	(unaudited)
Assets
Real estate loans receivable, net	$26,080	$13,227
Real estate, net	11,152	4,547

Total real estate and real estate-related investments, net	37,232	17,774
Cash and cash equivalents	18,508	23,642
Rents and other receivables	21	47
Above-market leases, net	280	27
Prepaid expenses and other assets	413	914

Total assets	$56,454	$42,404

Liabilities and stockholders’ equity
Accounts payable and accrued liabilities	$553	$917
Due to affiliates	178	378
Other liabilities	55	51

Total liabilities	786	1,346

Commitments and contingencies (Note 8)

Stockholders’ equity
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 1,000,000,000 shares authorized, 6,916,381 and 5,132,988 shares issued and outstanding as of March 31, 2011 and December 31, 2010, respectively	69	52
Additional paid-in capital	58,284	42,988
Accumulated deficit	(2,685)	(1,982)

Total stockholders’ equity	55,668	41,058

Total liabilities and stockholders’ equity	$56,454	$42,404

See accompanying condensed notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

(unaudited)

	Three Months Ended March 31,
	2011	2010
Revenues:
Interest income from real estate loans receivable	$206	$—
Rental income	117	—
Tenant reimbursements	14	—

Total revenues	337	—

Expenses:
Operating, maintenance, and management	108	—
Real estate taxes and insurance	56	—
Asset management fees to affiliate	41	—
Real estate acquisition fees and expenses	140	—
Real estate acquisition fees and expenses to affiliate	79	—
General and administrative expenses	439	3
Depreciation and amortization	193	—

Total expenses	1,056	3

Other income:
Other interest income	16	—

Net loss	$(703)	$(3)

Net loss per common share, basic and diluted	$(0.12)	$(0.13)

Weighted-average number of common shares outstanding, basic and diluted	6,002,627	20,000

See accompanying condensed notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Year Ended December 31, 2010 and the Three Months Ended March 31, 2011 (unaudited)

(dollars in thousands)

	Common Stock		Additional	Accumulated	Total Stockholders’
	Shares	Amounts	Paid-in Capital	Deficit	Equity
Balance, December 31, 2009	20,000	$1	$199	$(7)	$193
Issuance of common stock	5,112,988	51	50,349	—	50,400
Commissions on stock sales and related dealer manager fees to affiliate	—	—	(4,116)	—	(4,116)
Other offering costs	—	—	(3,444)	—	(3,444)
Net loss	—	—	—	(1,975)	(1,975)

Balance, December 31, 2010	5,132,988	$52	$42,988	$(1,982)	$41,058
Issuance of common stock	1,783,393	17	17,671	—	17,688
Commissions on stock sales and related dealer manager fees to affiliate	—	—	(1,544)	—	(1,544)
Other offering costs	—	—	(831)	—	(831)
Net loss	—	—	—	(703)	(703)

Balance, March 31, 2011	6,916,381	$69	$58,284	$(2,685)	$55,668

See accompanying condensed notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three Months Ended March 31,
	2011	2010
Cash Flows from Operating Activities:
Net loss	$(703)	$(3)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	193	—
Deferred rent	(3)	—
Amortization of above- and below-market leases, net	30	—
Changes in assets and liabilities:
Rents and other receivables	29	—
Prepaid expenses and other assets	501	—
Accounts payable and accrued liabilities	(374)	—
Due to affiliates	(301)	—
Other liabilities	(8)	—

Net cash used in operating activities	(636)	(3)

Cash Flows from Investing Activities:
Additions to real estate	(96)	—
Investments in real estate	(407)
Investments in real estate loans receivable	(19,953)	—
Principal repayments on real estate loans receivable	544	—

Net cash used in investing activities	(19,912)	—

Cash Flows from Financing Activities:
Proceeds from issuance of common stock	17,688	—
Payments of commissions on stock sales and related dealer manager fees	(1,544)	—
Payments of other offering costs	(730)	—

Net cash provided by financing activities	15,414	—

Net decrease in cash and cash equivalents	(5,134)	(3)
Cash and cash equivalents, beginning of period	23,642	193

Cash and cash equivalents, end of period	$18,508	$190

Supplemental Disclosure of Noncash Transaction:
Investment in real estate acquired through foreclosure	$6,556	$—

Increase in other offering costs due to affiliates	$101	$—

Increase in capital expenses payable	$10	$—

See accompanying condensed notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(unaudited)

1. ORGANIZATION

KBS Strategic Opportunity REIT, Inc. (the “Company”) was formed on October 8, 2008 as a Maryland corporation and has elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ending December 31, 2010. The Company conducts its business primarily through KBS Strategic Opportunity Limited Partnership (the “Operating Partnership”), a Delaware limited partnership formed on December 10, 2008. The Company is the sole general partner of and owns a 0.1% partnership interest in the Operating Partnership. KBS Strategic Opportunity Holdings LLC (“REIT Holdings”), a Delaware limited liability company formed on December 9, 2008, owns the remaining 99.9% interest in the Operating Partnership and is its sole limited partner. The Company is the sole member and manager of REIT Holdings.

Subject to certain restrictions and limitations, the business of the Company is externally managed by KBS Capital Advisors LLC (the “Advisor”), an affiliate of the Company, pursuant to an advisory agreement the Company renewed with the Advisor on October 8, 2010 as amended on November 9, 2010 (the “Advisory Agreement”). The Advisor conducts the Company’s operations and manages its portfolio of real estate-related loans, real estate-related debt securities and other real estate-related investments. The Advisor owns 20,000 shares of the Company’s common stock. The Company has no paid employees.

The Company expects to invest in and manage a diverse portfolio of real estate-related loans, real estate-related debt securities and other real estate-related investments. Such investments may include the origination and acquisition of mortgage, mezzanine, bridge and other real estate-related loans, investments in real estate-related debt securities such as residential and commercial mortgage-backed securities and collateralized debt obligations and investments in opportunistic real estate. The Company may also invest in entities that make similar investments. Additionally, the Company expects to acquire real estate properties through acquisition or foreclosure. As of March 31, 2011, the Company owned four first mortgage loans and three office properties.

On January 8, 2009, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the ”SEC”) to offer a minimum of 250,000 shares and a maximum of 140,000,000 shares of common stock for sale to the public (the “Offering”), of which 100,000,000 shares were registered in a primary offering and 40,000,000 shares were registered under the Company’s dividend reinvestment plan. The SEC declared the Company’s registration statement effective on November 20, 2009 and the Company retained KBS Capital Markets Group LLC (the “Dealer Manager”), an affiliate of the Company, to serve as the dealer manager of the Offering pursuant to a dealer manager agreement, as amended and restated on April 6, 2010 (the “Dealer Manager Agreement”). The Dealer Manager is responsible for marketing the Company’s shares being offered pursuant to the Offering. The Company intends to use substantially all of the net proceeds from the Offering to invest in a diverse portfolio of real estate-related loans, real estate-related debt securities and other real estate-related investments, as described above.

As of March 31, 2011, the Company had sold 6,896,381 shares of common stock in the Offering for gross offering proceeds of $68.1 million, all of which were sold in the primary offering.

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2011

(unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company, REIT Holdings, the Operating Partnership and their direct and indirect wholly owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the unaudited consolidated financial statements do not include all of the information and footnotes required by GAAP for audited financial statements. In the opinion of management, the financial statements for the unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods. Operating results for the three months ended March 31, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011. For further information, refer to the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2010 included in the Company’s Annual Report on Form 10-K filed with the SEC. Any reference to the number of properties and square footage are unaudited and outside the scope of the Company’s independent registered public accounting firm’s review of the financial statements in accordance with the Standards of United States Public Company Accounting Oversight Board.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Revenue Recognition

Real Estate Loans Receivable

Interest income on the Company’s real estate loans receivable is recognized on an accrual basis over the life of the investment using the interest method. Direct loan origination or acquisition fees and costs, as well as acquisition premiums or discounts, are amortized over the term of the loan as an adjustment to interest income. The Company places loans on nonaccrual status when any portion of principal or interest is 90 days past due, or earlier when concern exists as to the ultimate collection of principal or interest. When a loan is placed on nonaccrual status, the Company reverses the accrual for unpaid interest and generally does not recognize subsequent interest income until cash is received, or the loan returns to accrual status. Generally, a loan may be returned to accrual status when all delinquent principal and interest are brought current in accordance with the terms of the loan agreement and certain performance criteria have been met. As of March 31, 2011, all of the Company’s investments in loans receivable were on nonaccrual status.

The Company will recognize interest income on loans purchased at discounts to face value where the Company expects to collect less than the contractual amounts due under the loan when that expectation is due, at least in part, to the credit quality of the borrower. Income is recognized at an interest rate equivalent to the estimated yield on the loan, as calculated using the carrying value of the loan and the expected cash flows. Changes in estimated cash flows are recognized through an adjustment to the yield on the loan on a prospective basis. Projecting cash flows for these types of loans requires a significant amount of assumptions and judgment, which may have a significant impact on the amount and timing of revenue recognized on these investments. The Company recognizes interest income on non-performing loans on a cash basis since these loans generally do not have an estimated yield and collection of principal and interest is not assured.

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2011

(unaudited)

Real Estate

The Company recognizes minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectibility is reasonably assured and records amounts expected to be received in later years as deferred rent receivable. If the lease provides for tenant improvements, the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or by the Company. When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;

•	whether the amount of a tenant improvement allowance is in excess of market rates;

•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

•	whether the tenant improvements are unique to the tenant or general-purpose in nature; and

•	whether the tenant improvements are expected to have any residual value at the end of the lease.

The Company records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred.

The Company makes estimates of the collectibility of its tenant receivables related to base rents, including deferred rents, expense reimbursements and other revenue or income. Management specifically analyzes accounts receivable, deferred rents receivable, historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, management makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant is in bankruptcy, the Company will record a bad debt reserve for the tenant’s receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments.

Cash and Cash Equivalents

The Company recognizes interest income on its cash and cash equivalents as it is earned and classifies such amounts as other interest income.

Real Estate Loans Receivable and Loan Loss Reserves

Real estate loans are classified as held for investment, available for sale, or both based on management’s intent and ability to hold the loans for the foreseeable future. Real estate loans held for investment are recorded at amortized cost, net of loan loss reserves (if any), and evaluated for impairment at each balance sheet date. The amortized cost of a real estate loan receivable is the outstanding unpaid principal balance, net of unamortized acquisition premiums or discounts and unamortized costs and fees directly associated with the origination or acquisition of the loan. The amount of impairment, if any, will be measured by comparing the recorded amount of the loan to the present value of the expected cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent and collection of principal and interest is not assured. If a loan is deemed to be impaired, the Company will record a loan loss reserve and a provision for loan losses to recognize impairment.

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2011

(unaudited)

As of March 31, 2011, there were no loan loss reserves and the Company did not record any impairment losses related to the real estate loans receivable during the three months ended March 31, 2011. However, in the future, the Company may experience losses from its investments in loans receivable requiring the Company to record loan loss reserves. Realized losses on individual loans could be material and significantly exceed any recorded reserves.

The reserve for loan losses is a valuation allowance that reflects management’s estimate of loan losses inherent in the loan portfolio as of the balance sheet date. The reserve is adjusted through “Provision for loan losses” on the Company’s consolidated statements of operations and is decreased by charge-offs to specific loans when losses are confirmed. The reserve for loan losses may include an asset-specific component and a portfolio-based component.

The asset-specific reserve component relates to reserves for losses on loans considered impaired. The Company considers a loan to be impaired when, based upon current information and events, it believes that it is probable that the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. If the Company purchases a loan at a discount to face value and at the acquisition date the Company expects to collect less than the contractual amounts due under the terms of the loan based, at least in part, on the Company’s assessment of the credit quality of the borrower, the Company will consider such a loan to be impaired when, based upon current information and events, it believes that it is probable that the Company will be unable to collect all amounts the Company estimated to be collected at the time of acquisition. The Company also considers a loan to be impaired if it grants the borrower a concession through a modification of the loan terms or if it expects to receive assets (including equity interests in the borrower) with fair values that are less than the carrying value of the loan in satisfaction of the loan. A reserve is established when the present value of payments expected to be received, observable market prices, the estimated fair value of the collateral (for loans that are dependent on the collateral for repayment) or amounts expected to be received in satisfaction of a loan are lower than the carrying value of that loan.

Failure to recognize impairments would result in the overstatement of earnings and the carrying value of the Company’s real estate loans held for investment. Actual losses, if any, could significantly differ from estimated amounts.

Real Estate

Real Estate Acquisition Valuation

The Company records the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. Acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date. During the three months ended March 31, 2011, the Company received a deed-in-lieu of foreclosure related to a non-performing loan receivable, recorded the acquisition as a business combination and expensed $0.2 million of acquisition costs.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income.

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2011

(unaudited)

Impairment of Real Estate and Related Intangible Assets and Liabilities

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, the Company assesses the recoverability by estimating whether the Company will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities. The Company did not record any impairment losses on its real estate and related intangible assets and liabilities during the three months ended March 31, 2011 and 2010.

Fair Value Measurements

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•

Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, the Company utilizes quoted market prices from independent third-party sources to determine fair value and classifies such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines the market for a financial instrument owned by the Company to be illiquid or when market transactions for similar instruments do not appear orderly, the Company uses several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establishes a fair value by assigning weights to the various valuation sources. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2011

(unaudited)

The Company considers the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with the Company’s estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

The Company considers the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

Dividend Reinvestment Plan

The Company has adopted a dividend reinvestment plan (the “DRP”) through which common stockholders may elect to reinvest an amount equal to the distributions declared on their shares in additional shares of the Company’s common stock in lieu of receiving cash distributions. The initial purchase price per share under the DRP will be $9.50. Once the Company establishes an estimated value per share, shares issued pursuant to the dividend reinvestment plan will be priced at the estimated value per share of the Company’s common stock, as determined by the Advisor or another firm chosen for that purpose. The Company expects to establish an estimated value per share after the completion of its offering stage. The offering stage will be considered complete when the Company is no longer publicly offering equity securities – whether through the Offering or follow-on public offerings – and has not done so for 18 months. No selling commissions or dealer manager fees will be paid on shares sold under the DRP. The board of directors of the Company may amend or terminate the DRP for any reason upon 10 days’ notice to participants. As of March 31, 2011, no shares have been issued under the DRP.

Redeemable Common Stock

The Company has adopted a share redemption program that may enable stockholders to sell their shares to the Company in limited circumstances.

There are several limitations on the Company’s ability to redeem shares under the share redemption program:

•

Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence” (each as defined under the share redemption program), the Company may not redeem shares until the stockholder has held the shares for one year.

•

During each calendar year, the share redemption program limits the number of shares the Company may redeem to those that the Company could purchase with the amount of the net proceeds from the issuance of shares under the DRP during the prior calendar year.

•	During any calendar year, the Company may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.

•

The Company has no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2011

(unaudited)

Pursuant to the program, the Company will initially redeem shares at prices determined as follows:

•	The lower of $9.25 or 92.5% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least one year;

•	The lower of $9.50 or 95.0% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least two years;

•	The lower of $9.75 or 97.5% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least three years; and

•	The lower of $10.00 or 100% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least four years.

Notwithstanding the above, the redemption price for redemptions sought upon a stockholder’s death, “qualifying disability” or “determination of incompetence” will initially be the amount paid to acquire the shares from the Company. Furthermore, once the Company establishes an estimated value per share of its common stock, the redemption price per share for all stockholders will be equal to the estimated value per share, as determined by the Advisor or another firm chosen for that purpose. The Company currently expects to establish an estimated value per share no later than the completion of its offering stage. The offering stage will be considered complete when the Company is no longer publicly offering equity securities – whether through the primary offering or a follow-on public offering – and has not done so for up to 18 months. “Public equity offering” for this purpose does not include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in the Operating Partnership.

The Company’s board of directors may amend, suspend or terminate the share redemption program with 30 days’ notice to its stockholders. The Company may provide this notice by including such information in a Current Report on Form 8-K or in the Company’s annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to its stockholders.

The Company records amounts that are redeemable under the share redemption program as redeemable common stock in its consolidated balance sheets because the shares will be mandatorily redeemable at the option of the holder and therefore their redemption will be outside the control of the Company. The maximum amount redeemable under the Company’s share redemption program is limited to the number of shares the Company could redeem with the amount of the net proceeds from the sale of shares under the DRP during the prior calendar year. However, because the amounts that can be redeemed in future periods will be determinable and only contingent on an event that is likely to occur (e.g., the passage of time) the Company presents the net proceeds from the current year and prior year DRP, net of current year redemptions, as redeemable common stock in its consolidated balance sheets.

The Company classifies financial instruments that represent a mandatory obligation of the Company to redeem shares as liabilities. The Company’s redeemable common shares are contingently redeemable at the option of the holder. When the Company determines it has a mandatory obligation to redeem shares under the share redemption program, it will reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

As described above, the Company limits the dollar value of shares that may be redeemed under the share redemption program to the amount of net proceeds from the issuance of shares under the DRP during the prior calendar year. The Company did not declare any distributions to its stockholders during the year ended December 31, 2010. Accordingly, because of the restriction, the Company has no funds available for redemption under the share redemption program in 2011. Through March 31, 2011, no shares had been redeemed by the Company.

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2011

(unaudited)

Related Party Transactions

Pursuant to the Advisory Agreement and Dealer Manager Agreement, the Company is obligated to pay the Advisor and the Dealer Manager specified fees upon the provision of certain services related to the Offering, the investment of funds in real estate and real estate-related investments, management of the Company’s investments and for other services (including, but not limited to, the disposition of investments). The Company is also obligated to reimburse the Advisor and Dealer Manager for organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company, and the Company is obligated to reimburse the Advisor for acquisition and origination expenses and certain operating expenses incurred on behalf of the Company or incurred in connection with providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the Advisory Agreement.

The Company records all related party fees as incurred, subject to any limitations described in the Advisory Agreement. The Company has not incurred any disposition fees, subordinated participation in net cash flows, or subordinated incentive listing fees through March 31, 2011.

Selling Commissions and Dealer Manager Fees

The Company pays the Dealer Manager up to 6.5% and 3.0% of the gross offering proceeds from the primary offering as selling commissions and dealer manager fees, respectively. A reduced sales commission and dealer manager fee is paid with respect to certain volume discount sales. No sales commission or dealer manager fee is paid with respect to shares issued through the dividend reinvestment plan. The Dealer Manager reallows 100% of sales commissions earned to participating broker-dealers. The Dealer Manager may reallow to any participating broker-dealer up to 1% of the gross offering proceeds attributable to that participating broker-dealer as a marketing fee and, in special cases, the Dealer Manager may increase the reallowance.

Organization and Offering Costs

Certain organization and offering costs (other than selling commissions and dealer manager fees) of the Company may be paid by the Advisor, the Dealer Manager or their affiliates on behalf of the Company. These offering costs include all expenses incurred by the Company in connection with the Offering. Organization costs include all expenses incurred by the Company in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company.

Pursuant to the Advisory Agreement and the Dealer Manager Agreement, the Company is obligated to reimburse the Advisor, the Dealer Manager or their affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, provided that the Advisor is obligated to reimburse the Company to the extent selling commissions, dealer manager fees and other organization and offering costs incurred by the Company in the Offering exceed 15% of gross offering proceeds. As a result, the Company is only liable for these costs up to an amount that, when combined with selling commissions and dealer manager fees, does not exceed 15% of the gross proceeds of the offering.

As of March 31, 2011, the Company’s selling commissions, dealer manager fees, and organization and other offering costs did not exceed 15% of the gross offering proceeds. Through March 31, 2011, the Company had sold 6,896,381 shares in the Offering for gross offering proceeds of $68.1 million and recorded organization and other offering costs of $4.3 million and selling commissions and dealer manager fees of $5.7 million. Organization and offering costs, which include selling commissions and dealer manager fees, are charged as incurred as a reduction to stockholders’ equity.

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2011

(unaudited)

Acquisition and Origination Fees

The Company pays the Advisor an acquisition and origination fee equal to 1% of the cost of investments acquired, or the amount funded by the Company to acquire or originate mortgage, mezzanine, bridge or other loans, including any acquisition and origination expenses related to such investments and any debt attributable to such investments.

Asset Management Fee

With respect to investments in loans and any investments other than real estate, the Company pays the Advisor a monthly fee calculated, each month, as one-twelfth of 0.75% of the lesser of (i) the amount actually paid or allocated to acquire or fund the loan or other investment, inclusive of acquisition or origination fees and expenses related thereto and the amount of any debt associated with or used to acquire or fund such investment and (ii) the outstanding principal amount of such loan or other investment, plus the acquisition or origination fees and expenses related to the acquisition or funding of such investment, as of the time of calculation.

With respect to investments in real estate, the Company pays the Advisor a monthly asset management fee equal to one-twelfth of 0.75% of the amount paid or allocated to acquire the investment, inclusive of acquisition fees and expenses related thereto and the amount of any debt associated with or used to acquire such investment.

In the case of investments made through joint ventures, the asset management fee will be determined based on the Company’s proportionate share of the underlying investment.

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax on income that it distributes as dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company believes that it is organized and operates in such a manner as to qualify for treatment as a REIT.

Segments

The Company’s segments are based on the Company’s method of internal reporting, which classifies its operations by investment type: real estate-related and real estate. For financial data by segment, see Note 7, “Segment Information.”

General and Administrative Expenses

General and administrative expenses, totaling $0.4 million for the three months ended March 31, 2011, consisted primarily of $0.2 million of legal fees, $0.1 million of audit related fees, and $0.1 million of transfer agent fees. Other general and administrative expenses include board of directors fees, bank and other professional fees. As of March 31, 2011, the Company had accrued $0.3 million in general and administrative expenses.

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2011

(unaudited)

Per Share Data

Basic net income (loss) per share of common stock is calculated by dividing net income (loss) by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted net income (loss) per share of common stock equals basic net income (loss) per share of common stock as there were no potentially dilutive securities outstanding during the three months ended March 31, 2011 and 2010.

Recently Issued Accounting Standards Updates

In April 2011, the FASB issued ASU No. 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring (“ASU No. 2011-02”). ASU No. 2011-02 updated accounting guidance to clarify certain determining factors, such as when a concession has been granted and when a debtor is experiencing financial difficulties, in evaluating whether or not a debt restructuring is deemed to be a “Troubled Debt Restructuring.” The amendments in this update are effective for the first interim or annual period beginning on or after June 15, 2011, and are applied retrospectively to the beginning of the annual period of adoption. The Company is currently assessing the impact the adoption of ASU No. 2011-02 will have on its consolidated financial statements. The adoption of ASU No. 2011-02 could result in an increase of future debt restructurings, if any, recorded as “Troubled Debt Restructurings,” which could have a material impact on the Company’s consolidated financial statements.

In July 2010, the FASB issued ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (“ASU No. 2010-20”). ASU No. 2010-20 requires the Company to provide a greater level of disaggregated information about the credit quality of its financing receivables and its allowance for credit losses. This ASU also requires the Company to disclose additional information related to credit quality indicators, past due information, information related to loans modified in a troubled debt restructuring and significant purchases and sales of financing receivables disaggregated by portfolio segment. ASU No. 2010-20 was initially effective for interim and annual periods ending on or after December 15, 2010. As this ASU amends only the disclosure requirements for loans and the allowance for credit losses, the adoption of ASU No. 2010-20 is not expected to have a significant impact on the Company’s financial statements. In January 2011, the FASB issued ASU No. 2011-01, Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20 (“ASU No. 2011-01”). ASU No. 2011-01 announced that it was deferring the effective date of new disclosure requirements for troubled debt restructurings prescribed by ASU No. 2010-20. The effective date for those disclosures will be concurrent with the effective date for proposed ASU No. 2010-20. The proposed guidance in ASU No. 2010-20 is effective for interim and annual periods beginning after June 15, 2011, in conjunction with the effective date of ASU No. 2011-02. The adoption of ASU No. 2010-20 may require additional disclosures, but the Company does not expect the adoption to have a material impact on the Company’s consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2011

(unaudited)

3. REAL ESTATE LOANS RECEIVABLE

As of March 31, 2011 and December 31, 2010, the Company, through wholly owned subsidiaries, had invested in real estate loans receivable as follows (in thousands):

Loan Name Location of Related Property or Collateral	Date Acquired/ Originated	Property Type	Loan Type (1)	Book Value as of March 31, 2011 (2)	Book Value as of December 31, 2010 (2)	Maturity Date (3)
Roseville Commerce Center Mortgage Portfolio Roseville, California
Roseville Commerce Center First Mortgage I	09/10/2010	Industrial/Flex	Non-Performing Mortgage	$4,112	$4,112	09/15/2011
Roseville Commerce Center First Mortgage II	09/10/2010	Industrial/Flex	Non-Performing Mortgage	1,700	1,700	09/15/2011
Roseville Commerce Center First Mortgage III	09/10/2010	Land	Non-Performing Mortgage	158	158	09/15/2011

Total Roseville Commerce Center Mortgage Portfolio				5,970	5,970
Northridge Center I & II First Mortgage (4) Atlanta, Georgia	12/08/2010	Office	Non-Performing Mortgage	—	7,257	02/11/2012
Iron Point Business Park First Mortgage Folsom, California	03/14/2011	Office	Non-Performing Mortgage	20,110	—	03/01/2019

				$26,080	$13,227

(1) The Company does not expect non-performing mortgages to perform in accordance with their contractual terms, including the repayment of the principal amount outstanding under the loans, the payment of interest at the stated amount on the face of notes or the repayment of the loans upon their maturity date.

(2) Book value of real estate loans receivable represents outstanding principal balance adjusted for unamortized acquisition discounts, origination fees, and direct origination and acquisition costs.

(3) Maturity dates are as of March 31, 2011. As these are non-performing loans, the Company does not anticipate the outstanding principal balance to be repaid at maturity or otherwise

(4) The Company acquired the Northridge Center I & II First Mortgage on December 8, 2010 as a non-performing mortgage loan. On March 25, 2010, the Company received a deed-in-lieu of foreclosure and gained control of the property securing the loan.

The following summarizes the activity related to real estate loans receivable for the three months ended March 31, 2011 (in thousands):

Real estate loans receivable - December 31, 2010	$13,227
Face value of real estate loans receivable acquired	25,631
Discount on purchase price of real estate loans receivable	(5,881)
Principal repayments received on real estate loans receivable	(544)
Closing costs on purchase of real estate loans receivable	353
Deed received in lieu of foreclosure - Northridge Center I & II First Mortgage	(6,706)

Real estate loans receivable - March 31, 2011	$26,080

Recent Acquisition

Iron Point Business Park First Mortgage

On March 14, 2011, the Company, through an indirect wholly owned subsidiary, purchased, at a discount, a non-performing first mortgage loan (the “Iron Point Business Park First Mortgage”) for $19.8 million plus closing costs from a seller unaffiliated with the Company or the Advisor. The Iron Point Business Park First Mortgage is secured by five office buildings containing 211,056 square feet, four of which were built in 1999 and the final building in 2001. The buildings are located at 1110-1180 Iron Point Road in Folsom, California.

As this loan was non-performing at acquisition, the Iron Point Business Park First Mortgage was placed on non-accrual status and the Company did not recognize any interest income related to this real estate loan investment during the three months ended March 31, 2011.

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2011

(unaudited)

4. REAL ESTATE

As of March 31, 2011, the Company owned three office properties, encompassing approximately 315,438 rentable square feet. As of March 31, 2011, these properties were 36% leased. The following table summarizes the Company’s real estate investments as of March 31, 2011 and December 31, 2010, respectively (in thousands):

	March 31, 2011	December 31, 2010
Land	$4,324	$2,090
Buildings and improvements	6,017	2,425
Tenant origination and absorption costs	1,121	221

Total real estate, cost	11,462	4,736
Accumulated depreciation and amortization	(310)	(189)

Total real estate, net	$11,152	$4,547

The following table provides summary information regarding the properties owned by the Company as of March 31, 2011 (in thousands):

Property	Date Acquired	City	State	Property Type	Land	Building and Improvements	Tenant Origination and Absorption	Total Real Estate at Cost	Accumulated Depreciation and Amortization	Total Real Estate, Net
Village Overlook Buildings	08/02/2010	Stockbridge	GA	Office	$440	$1,246	$160	$1,846	$(223)	$1,623
Academy Point Atrium I (1)	11/03/2010	Colorado Springs	CO	Office	1,650	1,275	—	2,925	(12)	2,913
Northridge Center I & II (2)	03/25/2011	Atlanta	GA	Office	2,234	3,496	961	6,691	(75)	6,616

					$4,324	$6,017	$1,121	$11,462	$(310)	$11,152

(1) The Company acquired the Academy Point Atrium I First Mortgage on September 7, 2010 as a non-performing mortgage loan. On November 3, 2010, the Company foreclosed on the property securing the loan, Academy Point Atrium I, and took title to the building.

(2) The Company acquired the Northridge Center I & II Mortgage on December 8, 2010 as a non-performing mortgage loan. On March 25, 2011, the Company received a deed-in-lieu of foreclosure and gained control of the property securing the loan.

Operating Leases

The Company’s real estate property is leased to tenants under operating leases for which the terms and expirations vary. As of March 31, 2011, the leases had remaining terms (excluding options to extend) of up to 2.8 years with a weighted-average remaining term (excluding options to extend) of 1.1 years. The leases may have provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Generally, upon the execution of a lease, the Company requires security deposits from tenants in the form of a cash deposit and/or a letter of credit. Amounts required as security deposits vary depending upon the terms of the respective leases and the creditworthiness of the tenant, but generally are not significant amounts. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of its security deposit. Security deposits received in cash related to tenant leases are included in other liabilities in the accompanying consolidated balance sheets and totaled $44,000 as of March 31, 2011.

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2011

(unaudited)

As of March 31, 2011, the future minimum rental income from the Company’s property under non-cancelable operating leases was as follows (in thousands):

April, 1 2011 through December 31, 2011	$1,401
2012	687
2013	190
2014	28

$2,306

As of March 31, 2011, the Company owned three real estate properties. One property was vacant and the other two properties, Village Overlook and Northridge Center I & II, were 59% and 49% leased, respectively. As of March 31, 2011, the Company had a concentration of credit risk related to the following tenant leases and their respective industries:

			Net Rentable Sq. Ft		Annualized Base Rent Statistics
Tenant	Property	Tenant Industry	Square Feet	% of Portfolio	Annualized Base Rent (1) (in thousands)	Percentage of Annualized Base Rent	Annualized Base Rent per Square Foot	Lease Expiration
Old Castle, Inc.	Northridge Center I & II	Manufacturing	50,109	15.9%	$1,024	46.0%	$20.44	07/31/11
Mercury Insurance Services, LLC	Northridge Center I & II	Insurance	23,185	7.4%	487	21.9%	21.00	08/31/12

			73,294	23.3%	$1,511	67.9%

(1) Annualized base rent represents annualized contractual base rental income as of March 31, 2011, adjusted to straight-line any contractual tenant concessions, rent increases and rent decreases from the lease’s inception through the balance of the lease term.

Recent Acquisition

Northridge Center I and II

On March 25, 2011, the Company received a deed-in-lieu of foreclosure of the property securing the Northridge Center I & II First Mortgage. The property consists of two office buildings containing 188,509 rentable square feet located in Atlanta, Georgia (“Northridge Center I and II”). As of March 31, 2011, the buildings were 49% leased.

5. FAIR VALUE DISCLOSURES

The fair value for certain financial instruments is derived using valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. See Note 2, “Summary of Significant Accounting Policies.” The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instruments for which it is practicable to estimate the fair value:

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2011

(unaudited)

Cash and cash equivalents, rent and other receivables, and accounts payable and accrued liabilities: These balances approximate their fair values due to the short maturities of these items.

Real estate loans receivable: These instruments are presented in the accompanying consolidated balance sheets at their amortized cost net of recorded loan loss reserves and not at fair value. The fair values of real estate loans receivable were estimated using an internal valuation model that considered the expected cash flows for the loans, underlying collateral values (for collateral-dependent loans) and estimated yield requirements of institutional investors for loans with similar characteristics, including remaining loan term, loan-to-value, type of collateral and other credit enhancements.

The following were the carrying amounts and fair values of the Company’s financial instruments as of March 31, 2011 and December 31, 2010, which carrying amounts do not approximate the fair value (in thousands):

	March 31, 2011			December 31, 2010
	Face Value	Carrying Amount	Fair Value	Face Value	Carrying Amount	Fair Value
Financial assets:
Real estate loans receivable	$40,319	$26,080	$25,600	$27,483	$13,227	$12,950

Disclosure of the fair value of financial instruments is based on pertinent information available to the Company as of March 31, 2011 and requires a significant amount of judgment. Despite increased capital market and credit market activity, transaction volume for certain financial instruments remains relatively low. This has made the estimation of fair values difficult and, therefore, both the actual results and the Company’s estimate of value at a future date could be materially different.

During the three months ended March 31, 2011, the Company measured the following non-financial asset at fair value (in thousands):

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Nonrecurring Basis:
Foreclosed real estate (1)	$6,962	$—	$—	$6,962

(1) Amount reflects acquisition date fair value of real estate acquired.

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2011

(unaudited)

6. RELATED PARTY TRANSACTIONS

The Company has entered into the Advisory Agreement with the Advisor and the Dealer Manager Agreement with the Dealer Manager. These agreements entitle the Advisor and the Dealer Manager to specified fees upon the provision of certain services with regard to the Offering, the investment of funds in real estate and real estate-related investments, and the disposition of real estate and real estate-related investments (including the discounted payoff of non-performing loans) among other services, as well as reimbursement of organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company (as discussed in Note 2, “Summary of Significant Accounting Policies”) and certain costs incurred by the Advisor in providing services to the Company. The Advisor and Dealer Manager also serve as the advisor and dealer manager, respectively, for KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust II, Inc., KBS Real Estate Investment Trust III, Inc. and KBS Legacy Partners Apartment REIT, Inc. During the three months ended March 31, 2011 and 2010, no transactions occurred between the Company and these other KBS-sponsored programs.

Pursuant to the terms of these agreements, summarized below are the related-party costs incurred by the Company for the three months ended March 31, 2011, and any related amounts payable as of March 31, 2011 and December 31, 2010 (in thousands):

	Incurred	Payable as of
	Three Months Ended March 31, 2011	March 31, 2011	December 31, 2010
Expensed
Asset management fees (1)	$41	$—	$—
Reimbursable operating expenses (2)	11	11	312
Acquisition fees on real properties (1)	79	—	—

Additional Paid-in Capital
Selling commissions (1)	1,013	—	—
Dealer manager fees (1)	531	—	—
Reimbursable other offering costs (1)	831	167	66

Capitalized
Acquisition and origination fees on real estate loans receivable (1)	199	—	—

	$2,705	$178	$378

(1) See Note 2, “Summary of Significant Accounting Policies – Related Party Transactions.”

(2) In addition, the Advisor may seek reimbursement for employee costs under the Advisory Agreement. Beginning July 1, 2010, the Company has reimbursed the Advisor for the Company’s allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to the Company. These were the only employee costs reimbursable under the Advisory Agreement through March 31, 2011. The Company will not reimburse for employee costs in connection with services for which KBS Capital Advisors earns acquisition, origination or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits the Advisor or its affiliates may pay to the Company’s executive officers.

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2011

(unaudited)

7. SEGMENT INFORMATION

The Company presently operates in two business segments based on its investment types: real estate-related and real estate. Under the real estate-related segment, the Company has invested in non-performing first mortgage loans. Under the real estate segment, the Company has invested in office properties. All revenues earned from the Company’s two operating segments were from external customers and there were no intersegment sales or transfers. The Company does not allocate corporate-level accounts to its operating segments. Corporate-level accounts include corporate general and administrative expenses, non-operating interest income, non-operating interest expense and other corporate-level expenses. The accounting policies of the segments are consistent with those described in Note 2, “Summary of Significant Accounting Policies.”

The Company evaluates the performance of its segments based upon net operating income (“NOI”), which is a non-GAAP supplemental financial measure. The Company defines NOI for its real estate-related segment as interest income less loan servicing costs and asset management fees. The Company defines NOI for its real estate segment as operating revenues (rental income, tenant reimbursements and other operating income) less property and related expenses (property operating expenses, real estate taxes, insurance, asset management fees and provision for bad debt) less interest expense, if any. NOI excludes certain items that are not considered to be controllable in connection with the management of an asset such as non-property income and expenses, depreciation and amortization, and corporate general and administrative expenses. The Company uses NOI to evaluate the operating performance of the Company’s real estate-related and real estate investments and to make decisions about resource allocations. The Company believes that net income is the GAAP measure that is most directly comparable to NOI; however, NOI should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes the items described above. Additionally, NOI as defined above may not be comparable to other REITs or companies as their definitions of NOI may differ from the Company’s definition.

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2011

(unaudited)

The following tables summarize total revenues and NOI for each reportable segment for the three months ended March 31, 2011, and total assets and total liabilities for each reportable segment as of March 31, 2011 and December 31, 2010 (in thousands):

	For the Three Months Ended March 31, 2011
Revenues:
Real estate-related segment	$206
Real estate segment	131

Total segment revenues	$337

NOI:
Real estate-related segment	$175
Real estate segment	(43)

Total NOI	$132

	As of March 31, 2011	As of December 31, 2010
Assets:
Real estate-related segment	$27,019	$13,832
Real estate segment	11,552	4,637

Total segment assets	38,571	18,469
Corporate-level (1)	17,883	23,935

Total assets	$56,454	$42,404

Liabilities:
Real estate-related segment	$146	$563
Real estate segment	311	295

Total segment liabilities	457	858
Corporate-level (2)	329	488

Total liabilities	$786	$1,346

(1) Corporate-level assets consisted primarily of net proceeds from the Offering being held in the form of cash and cash equivalents of approximately $17.5 million and $23.5 million as of March 31, 2011 and December 31, 2010, respectively.

(2) As of March 31, 2011 and December 31, 2010, corporate-level liabilities primarily consisted of transfer agent costs, professional fees and independent director fees payable.

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2011

(unaudited)

The following table reconciles the Company’s net income to its NOI for the three months ended March 31, 2011 (in thousands):

Net loss	$(703)
Other interest income	(16)
Real estate acquisition fees and expenses	140
Real estate acquisition fees and expenses to affiliate	79
General and administrative expenses	439
Depreciation and amortization	193

NOI	$132

8. COMMITMENTS AND CONTINGENCIES

Economic Dependency

The Company is dependent on the Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares of common and preferred stock available for issue; the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s property, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the property could result in future environmental liabilities.

Legal Matters

From time to time, the Company is party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on its results of operations or financial condition, which would require accrual or disclosure of the contingency and possible range of loss. Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.

KBS STRATEGIC OPPORTUNITY REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2011

(unaudited)

9. SUBSEQUENT EVENTS

The Company evaluates subsequent events up until the date the consolidated financial statements are issued.

Status of the Offering

The Company commenced its Offering on November 20, 2009. As of May 3, 2011 the Company had sold 8,035,894 shares of common stock in the Offering for gross offering proceeds of $79.4 million, all of which were sold in the primary offering.

Extension of the Offering

On May 5, 2011, the Company’s board of directors approved an extension of the primary offering of 100,000,000 shares until the earlier of the sale of all 100,000,000 shares or September 30, 2012. If the Company has not sold all of the primary offering shares by September 30, 2012, the Company may continue the primary offering until November 20, 2012. Under rules promulgated by the SEC, in some circumstances, the Company could continue the primary offering until as late as May 19, 2013. If the Company extends the primary offering beyond September 30, 2012, the Company will provide that information in a prospectus supplement.